CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,780,000	$379.19

Pricing supplement no. 1196 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 3-I dated November 14, 2011	Registration Statement No. 333-177923 Dated March 21, 2013 Rule 424(b)(2)

$2,780,000 Capped Dual Directional Buffered Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar due April 2, 2014

General

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The notes are designed for investors who seek an unleveraged return equal to any appreciation (up to the Maximum Upside Return of 6.25%), or an unleveraged return equal to the absolute value of any depreciation (up to 13.00%), of the Mexican peso relative to the U.S. dollar from and including the pricing date to and including the Observation Date, and who anticipate that the Reference Currency Return will be greater than or equal to the Contingent Buffer Percentage of -13.00%. Investors should be willing to forgo interest payments and, if the Reference Currency Return is less than the Contingent Buffer Percentage of -13.00%, be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing April 2, 2014†
—	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
—	The notes priced on March 21, 2013 and are expected to settle on or about March 26, 2013.

Key Terms

Reference Currency:	Mexican peso (MXN)
Base Currency:	U.S. dollar (USD)
Contingent Buffer Percentage:	-13.00%
Payment at Maturity:

If the Mexican peso appreciates relative to the U.S. dollar (i.e., the Reference Currency Return is positive), you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Reference Currency Return, subject to the Maximum Upside Return. Accordingly, if the Reference Currency Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Reference Currency Return), subject to the Maximum Upside Return

If the Reference Currency Return is zero, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.

If the Mexican peso depreciates relative to the U.S. dollar (i.e., the Reference Currency Return is negative) and the Reference Currency Return is greater than or equal to the Contingent Buffer Percentage, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute Reference Currency Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Absolute Reference Currency Return)

Because the payment at maturity will not reflect the Absolute Reference Currency Return if the Reference Currency Return is less than the Contingent Buffer Percentage of -13.00%, your maximum payment at maturity is $1,130.00 per $1,000 principal amount note.

If the Mexican peso depreciates relative to the U.S. dollar (i.e., the Reference Currency Return is negative) and the Reference Currency Return is less than the Contingent Buffer Percentage, you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Reference Currency Return)

If the Reference Currency Return is less than the Contingent Buffer Percentage of -13.00%, you will lose more than 13.00% of your initial investment and may lose all of your initial investment at maturity.

Maximum Upside Return:	6.25%. Accordingly, the maximum payment at maturity if the Reference Currency Return is positive is $1,062.50 per $1,000 principal amount note.
Reference Currency Return:	Starting Spot Rate — Ending Spot Rate Starting Spot Rate

In no event, however, will the Reference Currency Return be less than -100%.

Please see “How Do Exchange Rates Work?” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Appreciation of the Reference Currency and Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this pricing supplement for more information.

Absolute Reference Currency Return:	The absolute value of the Reference Currency Return. For example, if the Reference Currency Return is -5%, the Absolute Reference Currency Return will equal 5%.
Starting Spot Rate:	The Spot Rate on the pricing date, which is 12.3617 Mexican pesos per U.S. dollar
Ending Spot Rate:	The Spot Rate on the Observation Date
Observation Date:	March 28, 2014†
Maturity Date:	April 2, 2014†
CUSIP:	48126DR92
Other Key Terms	See “Additional Key Terms” on page PS-1 of this pricing supplement.
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 3-I

Investing in the Capped Dual Directional Buffered Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 3-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$2,780,000	$27,800	$2,752,200
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-20 of the accompanying product supplement no. 3-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 3-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 21, 2013

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 21, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 3-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007592/e46167_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

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CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Reference Currency (which is Mexico City, Mexico) and (b) banking institutions in The City of New York and the principal financial center for the Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

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SPOT RATE — The Spot Rate on any relevant day is expressed as a number of Mexican pesos per U.S. dollar and is equal to the Mexican peso per one U.S. dollar exchange rate as reported by Reuters Group PLC (“Reuters”) on Reuters page WMRSPOT10 at approximately 4:00 p.m., Greenwich Mean Time, on that day.

JPMorgan Structured Investments — Capped Dual Directional Buffered Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar	PS-1

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Reference Currency Return reflects the return of the Mexican peso relative to the U.S. dollar from the pricing date to the Observation Date, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Mexican peso relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the Mexican peso relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Mexican pesos at the Starting Spot Rate on the pricing date and then, on the Observation Date, converting back into U.S. dollars at the Ending Spot Rate. In this pricing supplement, we refer to the return of the Mexican peso relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Reference Currency Return formula, any appreciation of the Mexican peso relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of the Mexican peso relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of the Mexican peso relative to the U.S. dollar increases as the Reference Currency Return increases, and the magnifying effect on any depreciation of the Mexican peso relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The Spot Rate is expressed as the number of Mexican pesos per U.S. dollar. As a result, a decrease in the Spot Rate from the pricing date to the Observation Date means that the Mexican peso has appreciated / strengthened relative to the U.S. dollar from the pricing date to the Observation Date. This means that one Mexican peso could purchase more U.S. dollars on the Observation Date than it could on the pricing date. Viewed another way, it would take fewer Mexican pesos to purchase one U.S. dollar on the Observation Date than it did on the pricing date.

The following examples assume a Starting Spot Rate of 12.50 for the Mexican peso relative to the U.S. dollar.

Example 1: The Mexican peso strengthens from the Starting Spot Rate of 12.50 Mexican pesos per U.S. dollar to the Ending Spot Rate of 11.875 Mexican pesos per U.S. dollar.

The Reference Currency Return is equal to 5.00%, calculated as follows:

(12.50 – 11.875) / 12.50 = 5.00%

By contrast, if the return on the Mexican peso were determined using a conversion return, the return would be 5.26%.

Example 2: The Mexican peso strengthens from the Starting Spot Rate of 12.50 Mexican pesos per U.S. dollar to the Ending Spot Rate of 6.25 Mexican pesos per U.S. dollar.

The Reference Currency Return is equal to 50.00%, calculated as follows:

(12.50 – 6.25) / 12.50 = 50.00%

By contrast, if the return on the Mexican peso were determined using a conversion return, the return would be 100.00%. The payment at maturity will not reflect a return greater than the Maximum Upside Return if the Mexican peso has appreciated relative to the U.S. dollar.

As Examples 1 and 2 above demonstrated, the diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return increases.

Conversely, an increase in the Spot Rate from the pricing date to the Observation Date means that the Mexican peso has depreciated / weakened relative to the U.S. dollar from the pricing date to the Observation Date. This means that it would take more Mexican pesos to purchase one U.S. dollar on the Observation Date than it did on the pricing date. Viewed another way, one Mexican peso could purchase fewer U.S. dollars on the Observation Date than it could on the pricing date.

Example 2: The Mexican peso weakens from the Starting Spot Rate of 12.50 Mexican pesos per U.S. dollar to the Ending Spot Rate of 13.75 Mexican pesos per U.S. dollar.

The Reference Currency Return is equal to -10.00%, calculated as follows:

(12.50 – 13.75) / 12.50 = -10.00%

By contrast, if the return on the Mexican peso were determined using a conversion return, the return would be -9.09%.

Example 3: The Mexican peso weakens from the Starting Spot Rate of 12.50 Mexican pesos per U.S. dollar to the Ending Spot Rate of 25.00 Mexican pesos per U.S. dollar.

The Reference Currency Return is equal to -100.00%, calculated as follows:

(12.50 – 25.00) / 12.50 = -100.00%

By contrast, if the return on the Mexican peso were determined using a conversion return, the return would be -50.00%.

As Examples 3 and 4 above demonstrated, the magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return decreases.

The hypothetical Starting Spot Rate, Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments — Capped Dual Directional Buffered Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar	PS-2

Selected Purchase Considerations

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CAPPED, UNLEVERAGED APPRECIATION POTENTIAL IF THE REFERENCE CURRENCY RETURN IS POSITIVE — The notes provide the opportunity to earn an unleveraged return equal to any appreciation in the Mexican peso relative to the U.S. dollar, up to the Maximum Upside Return of 6.25%. Accordingly, the maximum payment at maturity if the Reference Currency Return is positive is $1,062.50 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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POTENTIAL FOR UP TO A 13.00% RETURN ON THE NOTES EVEN IF THE REFERENCE CURRENCY RETURN IS NEGATIVE — If the Mexican peso depreciates relative to the U.S. dollar (i.e., the Reference Currency Return is negative) and the Reference Currency Return is greater than or equal to the Contingent Buffer Percentage of -13.00%, you will earn a positive, unleveraged return on the notes equal to the Absolute Reference Currency Return. Under these circumstances, you will earn a positive return on the notes even though the Reference Currency Return is negative. For example, if the Reference Currency Return is -5%, the Absolute Reference Currency Return will equal 5%. Because the payment at maturity will not reflect the Absolute Reference Currency Return if the Reference Currency Return is less than the Contingent Buffer Percentage of -13.00%, your maximum payment at maturity is $1,130.00 per $1,000 principal amount note.

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EXPOSURE TO THE MEXICAN PESO VERSUS THE U.S. DOLLAR — The return on the notes is linked to the performance of the Mexican peso, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will provide exposure to changes in the value of the Mexican peso relative to the U.S. dollar as described under “Key Terms” in this pricing supplement. Please see “How Do Exchange Rates Work?” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Appreciation of the Reference Currency and Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this pricing supplement for more information.

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TAX TREATMENT — In determining our reporting responsibilities, we intend to treat the notes for U.S. federal income tax purposes as “open transactions” that are not debt instruments, as described in the section entitled “Material U.S. Federal Income Tax Consequences – Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 3-I.

No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Assuming that “open transaction” treatment is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”). Ordinary foreign currency losses are potentially subject to certain reporting requirements. However, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election, as well as the special reporting requirements that apply to foreign currency losses in excess of specified thresholds.

The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For instance, the notes could be treated as contingent payment debt instruments denominated in a foreign currency, in which case you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity, and no Section 988 Election would be available. In particular, in 2007 the IRS issued a revenue ruling holding that a financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in some respects from the instrument described in the revenue ruling. If the revenue ruling were applied to the notes, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You

JPMorgan Structured Investments — Capped Dual Directional Buffered Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar	PS-3

should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Mexican peso, the U.S. dollar or the exchange rate between the Mexican peso and U.S. dollar or any contracts related to the Mexican peso, the U.S. dollar or the exchange rate between the Mexican peso and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 3-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Mexican peso relative to the U.S. dollar and whether, and the extent to which, the Reference Currency Return is positive or negative. If the Mexican peso depreciates relative to the U.S. dollar (i.e., the Reference Currency Return is negative) and the Reference Currency Return is less than the Contingent Buffer Percentage of -13.00%, you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Accordingly, under these circumstances, you will lose more than 13.00% of your initial investment and may lose all of your initial investment at maturity.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM UPSIDE RETURN AND THE CONTINGENT BUFFER PERCENTAGE — If the Mexican peso appreciates relative to the U.S. dollar (i.e., the Reference Currency Return is positive), for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Upside Return of 6.25%, regardless of the appreciation in the Mexican peso relative to the U.S. dollar, which may be significant. In addition, if the Mexican peso depreciates relative to the U.S. dollar (i.e., the Reference Currency Return is negative) and the Reference Currency Return is less than the Contingent Buffer Percentage of -13.00%, you will receive at maturity $1,000 plus an additional return equal to the Absolute Reference Currency Return, up to 13.00%. Because the payment at maturity will not reflect the Absolute Reference Currency Return if the Reference Currency Return is less than the Contingent Buffer Percentage of -13.00%, your maximum payment at maturity is $1,130.00 per $1,000 principal amount note.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 3-I for additional information about these risks.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCY AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR — The Reference Currency Return reflects the return of the Mexican peso relative to the U.S. dollar from the pricing date to the Observation Date, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Mexican peso relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the Mexican peso relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Mexican pesos at the Starting Spot Rate on the pricing date and then, on the Observation Date, converting back into U.S. dollars at the Ending Spot Rate. In this pricing supplement, we refer to the return on the Mexican peso relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

JPMorgan Structured Investments — Capped Dual Directional Buffered Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar	PS-4

Under the Reference Currency Return formula, any appreciation of the Mexican peso relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of the Mexican peso relative to the U.S. dollar will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of the Mexican peso relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the Reference Currency Return increases. The magnifying effect on any depreciation of the Mexican peso relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return. See “How Do Exchange Rates Work?” in this pricing supplement for more information.

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THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Mexican peso or contracts related to the Mexican peso for which there is an active secondary market.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Mexican peso or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Mexico, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

—	existing and expected rates of inflation;

—	existing and expected interest rate levels;

—	the balance of payments in Mexico and the United States, and between each country and its major trading partners;

—	political, civil or military unrest in Mexico and the United States; and

—	the extent of governmental surplus or deficit in Mexico and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Mexico and the United States, and those of other countries important to international trade and finance.

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THE VALUE OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Mexico depends heavily on the export of commodities and the values of the Mexican peso relative to the U.S. dollar has historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Mexican peso relative to the U.S. dollar and, therefore, the value of the notes.

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GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of Mexico and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

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BECAUSE THE REFERENCE CURRENCY IS AN EMERGING MARKETS CURRENCY, THE VALUE OF THE NOTES IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of the Mexican pesos, which is an emerging markets currency, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to Mexico or its currency, may increase volatility or adversely affect the Reference Currency Return and the value of your notes.

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EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Mexican peso and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

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CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the

JPMorgan Structured Investments — Capped Dual Directional Buffered Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar	PS-5

world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Mexican peso relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

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CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 3-I for further information on what constitutes a market disruption event.

—	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Spot Rate on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

—	the actual and expected volatility in the Mexican peso and the U.S. dollar;

—	the time to maturity of the notes;

—	interest and yield rates in the market generally as well as in Mexico and the United States;

—	the exchange rate and the volatility of the exchange rates of the Mexican peso relative to the U.S. dollar;

—	suspension or disruption of market trading in the Mexican peso or the U.S. dollar;

—	a variety of economic, financial, political, regulatory and judicial events; and

—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Capped Dual Directional Buffered Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar	PS-6

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes a Starting Spot Rate of 12.50 and reflects the Maximum Upside Return of 6.25% and the Contingent Buffer Percentage of -13.00%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Reference Currency Return	Absolute Reference Currency Return	Total Return
2.50000	80.00%	80.00%	6.25%
4.37500	65.00%	65.00%	6.25%
6.25000	50.00%	50.00%	6.25%
7.50000	40.00%	40.00%	6.25%
8.75000	30.00%	30.00%	6.25%
10.00000	20.00%	20.00%	6.25%
10.62500	15.00%	15.00%	6.25%
11.25000	10.00%	10.00%	6.25%
11.71875	6.25%	6.25%	6.25%
11.87500	5.00%	5.00%	5.00%
12.18750	2.50%	2.50%	2.50%
12.37500	1.00%	1.00%	1.00%
12.50000	0.00%	0.00%	0.00%
12.62500	-1.00%	1.00%	1.00%
13.12500	-5.00%	5.00%	5.00%
13.75000	-10.00%	10.00%	10.00%
14.12500	-13.00%	13.00%	13.00%
14.12625	-13.01%	13.01%	-13.01%
15.00000	-20.00%	20.00%	-20.00%
16.25000	-30.00%	30.00%	-30.00%
17.50000	-40.00%	40.00%	-40.00%
18.75000	-50.00%	50.00%	-50.00%
20.00000	-60.00%	60.00%	-60.00%
21.25000	-70.00%	70.00%	-70.00%
22.50000	-80.00%	80.00%	-80.00%
23.75000	-90.00%	90.00%	-90.00%
25.00000	-100.00%	100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Currency appreciates from the Starting Spot Rate of 12.50 to an Ending Spot Rate of 11.875. Because the Reference Currency Return of 5% does not exceed the Maximum Upside Return of 6.25%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 2: The Reference Currency depreciates from the Starting Spot Rate of 12.50 to an Ending Spot Rate of 13.125. Although the Reference Currency Return is negative, because the Reference Currency Return of -5% is not less than the Contingent Buffer Percentage of -13.00% and the Absolute Reference Currency Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

Example 3: The Reference Currency appreciates from the Starting Spot Rate of 12.50 to an Ending Spot Rate of 7.50. Because the Reference Currency Return of 40% exceeds the Maximum Upside Return of 6.25%, the investor receives a payment at maturity of $1,062.50 per $1,000 principal amount note, the maximum payment at maturity if the Reference Currency Return is positive.

JPMorgan Structured Investments — Capped Dual Directional Buffered Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar	PS-7

Example 4: The Reference Currency depreciates from the Starting Spot Rate of 12.50 to an Ending Spot Rate of 17.50. Because the Reference Currency Return of -40% is less than the Contingent Buffer Percentage of -13.00%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

Example 5: The Reference Currency depreciates from the Starting Spot Rate of 12.50 to an Ending Spot Rate of 14.125. Although the Reference Currency Return is negative, because the Reference Currency Return of -13% is not less than the Contingent Buffer Percentage of -13.00% and the Absolute Reference Currency Return is 13%, the investor receives a payment at maturity of $1,130 per $1,000 principal amount note, the maximum payment at maturity, calculated as follows:

$1,000 + ($1,000 × 13.00%) = $1,130

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Capped Dual Directional Buffered Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar	PS-8

Historical Information

The following graph shows the historical weekly performance of the Mexican peso relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of Mexican pesos that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate) as shown on Bloomberg Financial Markets, from January 4, 2008 through March 15, 2013. The exchange rate of the Mexican peso relative to the U.S. dollar, as shown on Bloomberg Financial Markets, on March 21, 2013 was 12.4311.

The historical exchange rates used to calculate the graph below were determined using the rates reported by Bloomberg Financial Markets, without independent verification, and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. The Reference Currency Return increases when the Mexican peso appreciates in value against the U.S. dollar.

The Spot Rate on March 21, 2013 is 12.3617, calculated in the manner set forth under “Key Terms — Spot Rate” on PS-1 of this pricing supplement. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the Observation Date. We cannot give you assurance that the performance of the Mexican peso relative to the U.S. dollar will result in the return of any of your initial investment at maturity.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments — Capped Dual Directional Buffered Notes Linked to the Performance of the Mexican Peso Relative to the U.S. Dollar	PS-9